UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:	0-51438

Residential Capital, LLC

GMAC Residential Holding Company, LLC

GMAC-RFC Holding Company, LLC

GMAC Mortgage, LLC

Residential Funding Company, LLC

Homecomings Financial, LLC

(Exact name of Issuing Entity as specified in its charter)

One Meridian Crossings

Minneapolis, MN 55423

(952) 857-8700

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Unsold Debt Securities and Unsold Guarantees registered on Form S-3 (File No. 333-143138)

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:             0

Pursuant to the requirements of the Securities Exchange Act of 1934, Residential Capital, LLC has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Residential Capital, LLC

Date: November 3, 2009	By:	/s/ James N. Young
		Name:	James N. Young
		Title:	Chief Financial Officer